October 4, 2013

Mr. Dominic Minore
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	The Pennant 504 Fund (the “Fund”)
Registration Statement on Form N-2
File Numbers 333-190432; 811-22875

Dear Mr. Minore:

The purpose of this letter is to respond to comments received from you in your letter dated September 5, 2013, regarding the registration statement on Form N-2 (“Registration Statement”) of the Fund.

The Fund understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Prospectus

Cover Page

1.
Comment:  In your response letter, confirm that all of the information appearing on pages (i), (ii) and (iii) will be included as part of the information presented on the outside front cover page of the prospectus.

Mr. Dominic Minore
October 4, 2013

Response:  The Fund responds by confirming that all of the information appearing on pages (i), (ii) and (iii) will be included as part of the information presented on the outside front cover page of the prospectus.

2.
Comment:  Expand the first paragraph to indicate that the SBA 504 First Lien Loans are not guaranteed by either the SBA, the U.S. government or by its agencies, instrumentalities or sponsored enterprises.

Response:  The Fund responds by revising the disclosure as requested.

3.	Comment: Please disclose that the Fund has no limitation on the amount of its assets which may be invested in securities or other financial instruments which are illiquid.

Response:  The Fund responds by revising the disclosure as requested.

4.	Comment: On the bottom of the front cover page, identify the date of the prospectus.

Response:  The Fund responds by revising the disclosure as requested.

5.	Comment: Revise the pricing table to disclose the “Price to Public” as $10.20 per share, rather than $10.00.

Response:  The Fund responds by revising the disclosure as requested.

6.	Comment: It appears the pricing table should be presented in the format specified by Instruction 5 to Item 1.g. of Form N-2.

Response:  The Fund responds by revising the pricing table in the format specified in Instruction 5 to Item 1.g. of Form N-2.

7.
Comment:  In your response letter, confirm that all of the amounts payable that are currently described in the last paragraph on page 35 are also appropriately reflected in the pricing table appearing on the prospectus cover page.  See Instruction 2 to Item 1.g. of Form N-2.

Response:  The Fund responds by supplementally confirming that the pricing table reflects all amounts payable by Fund investors.

8.
Comment:  Clarify whether the Fund will break escrow upon the date of termination of the initial offering period, or any monthly closing thereafter, regardless of the amount of securities it has sold as of such date.

Mr. Dominic Minore
October 4, 2013

Response:  The Fund responds by supplementally providing that it intends to break escrow upon the date of termination of the initial offering period, and any monthly closing thereafter, regardless of the amount of the securities it has sold as of such date.

9.
Comment:  We note the use of the phrases “each investor whose investment is accepted” and “invested in the Fund on behalf of such investor” in the second paragraph.  Disclose the circumstances under which an investor’s investment would not be accepted.  Also clarify whether any interest earned on escrowed amounts will also be returned to an investor whose investment is not accepted.

Response:  The Fund responds by supplementally providing that an investment would not be accepted if the required documentation provided in an application was incomplete or incorrectly prepared.  If the items identified with an application were not resolved prior to breaking escrow on the initial offering period or any monthly closing thereafter, the investment may be returned to the investor.  As is disclosed in the Prospectus under the section titled “The Offering and Plan of Distribution,” any interest earned on escrowed amounts will be credited to the Fund and will not be returned to an investor whose investment is not accepted.

10.	Comment: Expand the last sentence at the bottom of page (ii) to identify the page on which the “Risks” section of the prospectus begins.

Response:  The Fund responds by revising the disclosure as requested.

Investment Objectives and Strategies (page 2)

11.	Comment: Expand the last sentence of the second paragraph to specifically indicate that the SBA 504 First Lien Loans are not guaranteed by the SBA.

Response:  The Fund responds by revising the disclosure as requested.

SBA 504 First Lien Loans (page 3)

12.
Comment:  The disclosure at the bottom of page 3 indicates that, if the SBA chooses to protect its interest in the SBA Second Lien Loan, it can pay off the SBA 504 First Lien Loan or purchase the property at a foreclosure sale.  Expand the disclosure to clarify whether the SBA would have a financial incentive to protect its interest in the SBA Second Lien Loan either by paying off the SBA 504 First Lien Loan or by purchasing the property at foreclosure in every instance, or whether there are instances in which it would likely not have such an incentive; for example, where the value of the subject property substantially depreciated in value.  If the SBA would not have a financial incentive to protect its interest in the SBA Second Lien Loan in every instance, then also expand the disclosure in the context of these scenarios.  In this regard, also revise the disclosure to clarify the “benefit,” identified in the last paragraph of this section, that the SBA 504 First Lien Loans would enjoy from a companion SBA Second Lien Loan that is guaranteed by the SBA.

Mr. Dominic Minore
October 4, 2013

Response:  The Fund responds by revising the disclosure as requested.  The Fund has also added disclosure in a new section – “SBA 504 Certified Development Company Loan Program – SBA Second Lien Loans.”

13.	Comment: Disclose whether all of the SBA 504 First Lien Loans will be current on the payment of interest and principal at the time that they are purchased by the Fund.

Response:  The Fund responds by revising the disclosure in this section to indicate that all SBA 504 First Lien Loans will be current on the payment of interest and principal at the time that they are purchased by the Fund.

14.	Comment: Disclose whether substantially all of the SBA 504 First Lien Loans purchased by the Fund will have been recently originated at the time that they are purchased by the Fund.

Response:  The Fund responds by revising the disclosure in this section to indicate that many, but not all, SBA 504 First Lien Loans purchased by the Fund will have been originated in the last 12 months.

15.
Comment:  Disclose whether deficiency judgments are generally allowed in the jurisdictions where the properties in respect of the SBA 504 First Lien Loans owned by the Fund are likely to be located.  If so, also disclose the likelihood of collecting the full amount of such deficiency judgment.

Response:  The Fund responds by adding disclosure in a new subsection titled “Anti-Deficiency Legislation and Other Limitations on Lenders” in the “SBA 504 Certified Development Company Loan Program” section of the Prospectus.

Risks (page 4)

16.	Comment: Expand the introductory paragraph to identify the page on which the complete “Risks” presentation of the prospectus begins.

Response:  The Fund responds by revising the disclosure as requested.

17.
Comment:  It appears from the Fund’s concentration policy that it will concentrate its investments in the hospitality industry.  Please add applicable risk disclosure pertaining to the Fund’s policy to concentrate its investments in the hospitality industry.

Mr. Dominic Minore
October 4, 2013

Response:  The Fund responds by revising the disclosure to add a risk factor titled “Hospitality Industry Concentration Risk.”

Non-Diversification Risk (page 9)

18.
Comment:  Expand the prospectus disclosure to add any material state specific disclosure pertaining to economic conditions, foreclosure procedures and other legal considerations that could present material risks to the Fund’s investment performance.

Response:  The Fund responds by revising the disclosure to add a risk factor titled “State Lending Risk” and adding additional risk disclosure in the “Geographic Concentration Risk.”

Summary of Fund Expenses (page 15)

19.	Comment: The statement required by General Instruction 1 to Item 3.1 of Form N-2 should be moved and presented immediately after the table.

Response:  The Fund responds by revising the disclosure as requested.

20.
Comment:  It appears that, aside from the $10,000 minimum initial investment per investor, the Fund has not specified a total minimum amount of Shares that it must sell prior to commencing operations.  In this regard, the disclosure at the bottom of page 34 indicates that “the Fund will be operational once it has sufficient assets to commence operations, which will be less than $500 million.”  Disclose the minimum dollar amount of Fund assets that would constitute “sufficient assets to commence operations.”  Also disclose whether the sufficient assets to commence operations must be raised by the termination of the initial offering period.  If not, then by what date must the sufficient assets to commence operations be raised.  Would the Fund return all amounts tendered by investors, including sales load, plus interest, if sufficient assets to commence operations are not raised by a date certain?

Response:  The Fund responds by revising the disclosure as requested regarding the minimum dollar amount of Fund assets that would constitute “sufficient assets to commence operations.”   The Fund supplementally provides that the Fund expects to launch with assets of at least $30 million and that it will not launch until the Fund and its agents receive sufficient indications of interest from prospective investors during the initial offering period.  If sufficient indications of interest are not received, the offering will be terminated.

21.
Comment:  We assume that the amounts presented in the fee table are based upon the minimum “sufficient assets to commence operations” referenced at the bottom of page 34.  Please disclose the assumptions that were used when calculating the annual expenses presented in the fee table.

Mr. Dominic Minore
October 4, 2013

Response:  The Fund supplementally provides that the amounts to be presented in the fee table will be based upon the anticipated assets to be raised during the initial offering period, which the Fund estimates to be $30 million.  This estimated amount would provide the Fund with sufficient assets to commence operations.

22.
Comment:  We note that under the Adviser’s fee waiver and expense reimbursement agreement, the Fund’s total annual expenses are generally capped at 2.50%, but that acquired fund fees and expenses are among the items carved out from the coverage of the Adviser’s fee waiver and expenses reimbursement agreement.  It therefore appears that the appropriate amount that should be presented under “Total Annual Expenses (after fee waiver and expense reimbursement)” would be 2.50% plus the amount that will be presented under the “Acquired Fund Fees and Expenses” line item.  Please revise.

Response:  The Fund confirms that the amount presented in the “Total Annual Expenses (after fee waiver and expense reimbursement)” line item will be 2.50% plus the amount presented in the “Acquired Fund Fees and Expenses” line item, if any.

23.
Comment:  We note from the last sentence of footnote (3) that the fee waiver expense reimbursement agreement may be terminated only by, or with the consent of, the Board.  In your response letter, please confirm that the Board does not expect that it will terminate the agreement during the first twelve months of the Fund’s operations.

Response:  The Fund responds by supplementally confirming that the Board does not expect that it will terminate the agreement during the first twelve months of the Fund’s operations.

Use of Proceeds (page 16)

24.
Comment:  Expand the last sentence of the second paragraph to clarify the consequent effect of the situation where the Fund’s expenses are greater than the “modest rate” of interest income that the Fund’s assets would earn.

Response:  The Fund responds by revising the last sentence of the second paragraph to indicate that before the Adviser has fully invested the net proceeds of the offering, the Fund’s assets would earn interest income at a modest rate, which could prevent the Fund from achieving its investment objectives.

Mr. Dominic Minore
October 4, 2013

SBA 504 Certified Development Company Loan Program (page 17)

25.	Comment: Is historical loan loss, delinquency and/or prepayment information pertaining to SBA 504 First Lien Loans available? If so, please summarize such information in the prospectus.

Response:  The Fund responds by supplementally noting that historical loan loss, delinquency and/or prepayment information pertaining to SBA 504 First Lien Loans is not publically available.  However, the Fund has added disclosure in the “SBA 504 Certified Development Company Loan Program – SBA Second Lien Loans” section regarding publicly available information published by the SBA with respect to historical charge off rates for SBA Second Lien Loans.

26.	Comment: Disclose the extent to which the foreclosure process in respect of SBA 504 First Lien Loans differs from what would otherwise generally be applicable to similar non-SBA loans.

Response:  The Fund responds by supplementally providing that the foreclosure process in respect of SBA 504 First Lien Loans is similar to the foreclosure process applicable to other commercial real estate secured loans.  The Fund does not intend to include additional disclosure in the Prospectus.

27.	Can an SBA loan lose its status as such once it has been qualified or otherwise certified by the SBA? If so, what is the likely impact on the value of a loan that has lost its SBA status?

Response:  The Fund responds by supplementally providing that there is no special status or designation of an SBA 504 First Lien Loan.  An SBA 504 First Lien Loan is the private portion of a private-public partnership.  The only requirements imposed by the SBA on an SBA 504 First Lien Loan is that the term cannot be less than ten years and the interest rate cannot be higher than prime plus six percent.

Portfolio Maturity (page 21)

28.
Comment:  The disclosure indicates that the SBA First Lien Loans typically have a stated term of between 10 and 30 years, and amortization periods of 20 to 30 years.  Clarify the significance of a loan having a stated term that is less than the period over which the loan is amortized.  It appears that such loans would have a principal amount outstanding at maturity, which could result in a substantial loss to the Fund if the borrower is unable to refinance or repay the debt at maturity.  If true, add appropriate prospectus front cover page and risk factor disclosure indicating that either a material amount or substantially all, as the case may be, of the SBA 504 First Lien Loans are subject to this risk.

Mr. Dominic Minore
October 4, 2013

Response:  The Fund responds by supplementally providing that it does not anticipate that a material amount or substantially all of the SBA 504 First Lien Loans the Fund will purchase will have a stated term that is less than the period over which the loan is amortized.  The Fund may purchase some SBA 504 First Lien Loans with a term less than its amortization, which will result in a balloon payment or balance outstanding at the time of loan maturity.  The Fund has added additional disclosure to the discussion of “portfolio maturity” in this section, but no additional disclosure has been added to the front cover page or the “Risk Factors” section.

29.
Comment:  The disclosure also indicates that the Fund generally will purchase SBA 504 First Lien Loans with adjustable rate features.  Add prospectus front cover page and risk factor disclosure indicating that either a material amount or substantially all, as the case may be, of the SBA 504 First Lien Loans will contain interest reset provisions that may make it more difficult for the borrowers to make debt repayments to the Fund.

Response:  The Fund responds by adding a risk factor titled “Interest Rate Reset Risk.”  No additional disclosure has been added to the front cover page.

Risks (page 24)

30.
Comment:  Expand the last sentence of first paragraph that this section describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Fund’s.  See Item 8.3.a. of Form N-2.  In this regard, add any additional risk factors as appropriate.

Response:  The Fund responds by revising the disclosure as requested.  Additional risk factors have also been added as noted in this response letter.

Distributions and Distribution Reinvestment Plan (page 41)

31.
Comment:  Expand the disclosure to indicate how a shareholder can “opt out” of the Distribution Reinvestment Plan.  Further disclose that shareholders who receive distributions in the form of additional shares will not receive a corresponding cash distribution with which to pay any applicable federal, state and local taxes.  Also disclose that reinvested dividends increase the Fund’s managed assets on which a management fee is payable to the Fund’s Investment Adviser.

Response:  The Fund responds by revising the disclosure as requested.

Mr. Dominic Minore
October 4, 2013

Anti-Takeover Provisions in the Declaration of Trust (page 44)

32.
Comment:  Expand the disclosure contained in this section to describe the material terms of the Declaration of Trust having the potential effects described in the first two sentences of this section.  Also revise the last sentence to this section to clarify that such material provisions have been described in the prospectus.

Response:  The Fund responds by revising the disclosure as requested.

Statement of Additional Information

33.
Comment:  It appears that much of the information appearing on pages 1 through 5 and on pages 10 and 11 of the Statement of Additional Information should be summarized and integrated into the prospectus disclosure in order to facilitate a better understanding of the characteristics and risks of the Fund’s proposed portfolio of investments.  Please expand the prospectus disclosure as appropriate.

Response:  The Fund responds by noting that the disclosure related to SBA 504 First Lien Loans (pages 1 through 5) has been moved to the Prospectus in the “SBA 504 Certified Development Company Loan Program” section.  Certain risk disclosures regarding debt securities as set forth on pages 10 and 11 of the SAI have been summarized in the “Risk Factors” section of the Prospectus.

Losses (page 4)

34.	Comment: Please revise the examples to clarify the significance of the potential risks to investors.

Response:  The Fund responds by revising the disclosure as requested.

Part C.  Other Information

Signatures

35.
Comment:  At the time the registration statement was originally filed, it was signed by Mark A. Elste, as “Sole Trustee” of the Fund.  Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by a majority of the Fund’s Board of Trustees, and also signed by the Fund’s principal executive officer or officers, its principal financial officer, and its principal officer or comptroller.  In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Mr. Dominic Minore
October 4, 2013

Response:  The Fund responds by supplementally noting that any future registration statement filings will comply with the signature requirements of Section 6(a) of the Securities Act.

Very truly yours, GODFREY & KAHN, S.C. /s/ Christopher M. Cahlamer Christopher M. Cahlamer